SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SecureWorks Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81374A105

(CUSIP Number)

George B. Hanna

Senior Vice President, Chief Legal and Administrative Officer

SecureWorks Corp.

One Concourse Parkway NE Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81374A105

1	Names of reporting persons Michael R. Cote
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 2,473,056 shares of Class A Common Stock
	8	Shared voting power -0-
	9	Sole dispositive power 1,632,930 shares of Class A Common Stock
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,473,056 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.1% (1)
14	Type of reporting person (see instructions) IN

(1)

Based on 13,559,038 shares of Class A Common Stock outstanding as of June 1, 2021, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2021 filed by the Issuer with the Securities and Exchange Commission.

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Explanatory Note

This Amendment No. 6 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Person on May 17, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2018, Amendment No. 2 to the Schedule 13D filed on March 1, 2019, Amendment No. 3 to the Schedule 13D filed on February 28, 2020, Amendment No. 4 to the Schedule 13D filed on April 23, 2020 and Amendment No. 5 to the Schedule 13D filed on March 17, 2021 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment is being filed to report that the Reporting Person has (1) notified the Issuer of his decision to retire as Chief Executive Officer and as a director of the Issuer effective as of September 3, 2021 and (2) entered into a separation agreement and release with the Issuer, as described below. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended in their entirety as follows:

(a)

As of June 3, 2021, the Reporting Person beneficially owned 2,473,056 shares of the Class A Common Stock, consisting of (i) 840,126 restricted shares of Class A Common Stock which are subject to vesting, (ii) 889,183 shares of Class A Common Stock which the Reporting Person either may acquire upon the exercise of vested stock options or will be able to acquire upon the exercise of stock options vesting as of or within 60 days after such date and (iii) 743,747 unrestricted shares of Class A Common Stock. As of such date, the 2,473,056 shares of Class A Common Stock beneficially owned by the Reporting Person represented approximately 17.1% of the shares of Class A Common Stock.(1)

(b)	As of June 3, 2021, the Reporting Person has:

(i)	sole power to vote or direct the vote of 2,473,056 shares of Class A Common Stock;

(ii)	shared power to vote or direct the vote of -0- shares of Class A Common Stock;

(iii)	sole power to dispose or direct the disposition of 1,632,930 shares of Class A Common Stock(2); and

(iv)	shared power to dispose or direct the disposition of -0- shares of Class A Common Stock.

(c)

Except for the delivery by the Reporting Person to the Issuer of shares of Class A Common Stock in satisfaction of tax withholding obligations related to the vesting on each relevant date of previously reported awards of restricted shares under the 2016 Plan, effective as of the following dates: (i) April 17, 2021, in the amount of 62,009 shares, and (ii) April 22, 2021, in the amount of 32,443 shares, there have been no transactions in shares of Class A Common Stock by the Reporting Person during the past 60 days. The deliveries of such 62,009 shares and 32,443 shares to the Issuer were executed at prices of $14.05 and $13.57, respectively, per share of Class A Common Stock.

(1)

Based on 13,559,038 shares of Class A Common Stock outstanding as of June 1, 2021, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

(2)

As of June 3, 2021, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the unvested restricted shares of Class A Common Stock beneficially owned by the Reporting Person. Of the 2,473,056 shares of Class A Common Stock beneficially owned by the Reporting Person as of such date, 840,126 are restricted shares of Class A Common Stock over which the Reporting Person will not have investment power until the vesting thereof, as previously reported in Item 6 of the Schedule 13D. Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. The holders of the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a stockholder vote. As of June 1, 2021, (i) 13,559,038 shares of Class A Common Stock were issued and outstanding and (ii) 70,000,000 shares of Class B Common Stock were issued and outstanding, all of which shares of Class B Common Stock were beneficially owned by Dell Technologies Inc. through an indirect wholly-owned subsidiary, in each case as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2021 filed by the Issuer with the SEC. As of June 3, 2021, the Reporting Person has voting power over shares of Class A Common Stock representing approximately 0.35% of the combined voting power of both classes of common stock of the Issuer.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On May 29, 2021, the Reporting Person notified the Issuer of his decision to retire as Chief Executive Officer and as a director of the Issuer effective as of September 3, 2021. In connection with the Reporting Person’s retirement, on June 1, 2021, the Issuer entered into a Separation Agreement and Release (the “Separation Agreement”) with the Reporting Person, providing for, among other matters, post-retirement severance payments and benefits, subject to specified terms set forth in the agreement, and consulting services to be provided by the Reporting Person and related consulting fees during the period beginning on September 3, 2021 and ending on October 2, 2022, unless the Reporting Person’s consultancy is terminated earlier in accordance with the terms of the agreement (such period, the “Consultancy Period”).

In addition, under the Separation Agreement, in the event the Consultancy Period is terminated in accordance with the terms of the agreement before October 2, 2022, other than a termination by the Issuer in connection with a material violation by the Reporting Person of the terms of the Separation Agreement, any other agreement between Reporting Person and the Issuer or specified Issuer policies, (1) the Reporting Person’s outstanding awards of restricted shares of Class A Common Stock, including both time-based and performance-based awards, that remain unvested by their terms as of September 3, 2021 will continue to vest through October 2, 2022, and (2) the Reporting Person will be treated as having continued in service for purposes of determining his “Earned Shares” (as defined in the Issuer’s applicable forms of equity award agreements) eligible for vesting during the remainder of the Consultancy Period as if such termination had not occurred.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Separation Agreement, which is filed as Exhibit 11 hereto and incorporated by reference herein.

The information set forth in Items 5 and 7, as amended, is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 11 – Separation Agreement and Release, dated as of June 1, 2021, between SecureWorks Corp. and Michael R. Cote (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 3, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

Date: June 3, 2021

MICHAEL R. COTE

By:	/s/ George B. Hanna
Name:	George B. Hanna
Title:	Attorney-in-Fact

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